Exhibit 2.11

D A T E D	23 APRIL 2012

(1)	NICHOLAS BELL AND DARREN DAVY

(2)	LIQUID HOLDINGS GROUP, LLC

(3)	BELLSOLVE LIMITED

SHARE PURCHASE AGREEMENT

FOR THE SALE AND PURCHASE OF ALL THE

SHARES IN FUNDSOLVE LIMITED

17/04/2012

JFW/JEB/JB/505706.00001

Reed Smith LLP
The Broadgate Tower
20 Primrose Street
London EC2A 2RS
Phone: +44 (0) 203 116 3000
Fax: +44 (0) 203 116 3999
DX 1066 City
reedsmith.com

CONTENTS

CLAUSE

1 INTERPRETATION	1
2 CONDITIONS PRECEDENT	1
3 SALE AND PURCHASE OF THE SHARES	2
4 CONSIDERATION	2
5 COMPLETION	6
6 NET ASSET VALUE ADJUSTMENT	6
7 ROLE OF NICOLAS BELL AND BELLSOLVE	9
8 WARRANTIES	10
9 LIMITATION OF LIABILITY	11
10 RESCISSION	12
11 TAX INDEMNITY, TAX COMPLIANCE AND ACCESS TO INFORMATION	13
12 PRE-COMPLETION OBLIGATIONS	14
13 POST-COMPLETION OBLIGATIONS	15
14 USE OF THE SOFTWARE	15
15 RESTRICTIVE COVENANTS	15
16 EMPLOYEES	15
17 INTELLECTUAL PROPERTY	15
18 INSOLVENCY OF BUYER	15
19 SOFTWARE ESCROW	16
20 SERVICE OF NOTICES	16
21 ANNOUNCEMENTS	17
22 COSTS	17
23 INTEREST ON LATE PAYMENTS	17
24 NO SET-OFF	18
25 GROSSING UP	18
26 ENTIRE AGREEMENT	18
27 WAIVER	18
28 EFFECT OF COMPLETION	18
29 THIRD PARTY RIGHTS	18
30 ASSIGNMENT	19
31 SEVERANCE	19
32 JOINT AND SEVERAL LIABILITY	19
33 FURTHER ASSURANCE	19
34 COUNTERPARTS	19
35 EXPERT DETERMINATION	19
36 GOVERNING LAW AND JURISDICTION	20

CONTENTS PAGE 1

SCHEDULES

SCHEDULE 1	21
THE SELLERS	21
SCHEDULE 2	22
THE COMPANY	22
SCHEDULE 3	23
PART 1 - THE IP LICENCES	23
PART 2 - THE ICT CONTRACTS	23
SCHEDULE 4	24
SELLERS’ OBLIGATIONS ON COMPLETION	24
SCHEDULE 5	26
THE WARRANTIES	26
PART 1 - SELLERS’ TITLE	26
PART 2 - GENERAL	26
PART 3 - COMPANY INTELLECTUAL PROPERTY AND IP LICENCES	31
PART 4 - ICT SYSTEMS AND ICT CONTRACTS	33
PART 5 - OFFICERS AND EMPLOYEES	34
PART 6 - PENSIONS	34
PART 7 - PROPERTIES	35
PART 8 - TAX	36
SCHEDULE 6	37
COMPLETION ACCOUNTS	31
SCHEDULE 7	40
PRE-COMPLETION OBLIGATIONS	40
SCHEDULE 8	43
RESTRICTIVE COVENANTS	43
PART 1 - INTERPRETATION	43
PART 2 - RESTRICTIONS	43
PART 3 - EXEMPTION	44
SCHEDULE 9	45
INTEGRATION SERVICES	45
SCHEDULE 10	46
INTERPRETATION	46

CONTENTS PAGE 2

AGREEMENT dated	23 April 2012

BETWEEN:

(1)	The Persons whose names and addresses are set out in column (1) of Schedule 1 (‘the Sellers’ and each a ‘Seller’);

(2)	Liquid Holdings Group LLC, a limited liability company registered in Delaware (‘the Buyer’); and

(3)	Bellsolve Limited, a company incorporated in England and Wales with registration number 7937554

1	INTERPRETATION

1.1	Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 10.

1.2	The headings in this Agreement are for convenience only and shall not affect its interpretation.

1.3	Each of the Schedules shall have effect as if set out in this Agreement.

2	CONDITIONS PRECEDENT

2.1	The Buyer’s obligations to complete this Agreement are conditional upon -

(a)	completion of the Integration in a manner satisfactory to the Buyer in its absolute discretion by 1 May 2012 (or such later date as may be determined in its absolute discretion by the Buyer);

(b)	the performance by Nick Bell of the Integration Services set out in clause 7 throughout the Integration Period in a manner satisfactory to the Buyer in its absolute discretion;

(c)	confirmation having been received by the Buyer from OMA that it has no claim against Fundsolve or the Sellers under the Systems Integration Agreement; and

(d)	performance by the Sellers of their obligations as set out in Schedule 4,

and if all the conditions set out in sub-clauses (a) to (d) above shall not have been fulfilled (or waived by the Buyer in accordance with clause 2.3) on or before 8 August 2012 (or such later date as may be agreed between the parties), this Agreement shall lapse and no party shall make any claim against any other in respect of this Agreement, except for any antecedent breach. In the case of non-fulfilment of the condition at clause 2.1 (c) or (d) then the provisions of clause 10.2(a) shall apply.

2.2	The Sellers shall use their respective reasonable endeavours to fulfil or procure the fulfilment of the conditions set out in clause 2.1 as soon as practicable and in any event no later than the date specified in clause 2.1.

2.3	The Buyer may by notice in writing to the Sellers waive in whole or in part all or any of the conditions set out in sub-clauses (a) to (d) above or extend the period in which such conditions are to be fulfilled.

3	SALE AND PURCHASE OF THE SHARES

3.1	Each of the Sellers shall, upon Completion in accordance with Clause 5 below, sell the number of Shares set forth opposite its name in column 2 of Schedule 1 with full title guarantee and the Buyer shall buy the Shares on the terms and subject to the conditions of this Agreement.

3.2	The Shares shall be sold free from all Encumbrances and with all rights now or hereafter becoming attached to them.

3.3	The Buyer shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously in accordance with this Agreement.

3.4	Each of the Sellers unconditionally and irrevocably waives all rights and restrictions (including all rights of pre-emption) which may exist for its benefit under the articles of association of the Company or otherwise in respect of the Shares to be sold by it under this Agreement.

4	CONSIDERATION

4.1	In consideration for the transfer of the Shares to the Buyer upon Completion, subject to paragraphs 4.2 to 4.4 below, the Buyer shall issue to the Sellers, in the proportions set forth opposite each Seller’s name in column 3 of Schedule 1, a number of common units (or the equivalent thereof) (referred to herein as the ‘Consideration Shares’) of the Buyer upon either (i) the later of Completion and Flotation (in the case of clause 4.1(a)); or (ii) 1 January 2014; provided that, Completion has occurred on or prior to such date (in the case of clause 4.1(b)) (the date on which consideration is to be paid being referred to herein as the ‘Consideration Date’) determined as follows -

(a)	if the Buyer (including for all purposes under this Section 4.1 any Holding Company as defined in clause 4.5 below), at any time prior to 1 January 2014, either (i) completes an initial public offering of equity securities of the Buyer pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, as a result of which the Buyer becomes subject to the reporting requirements of Section 13(a) or 15(d) under the United States Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), or (ii) completes a merger or “reverse merger” transaction (the ‘Merger’) by Buyer with or into a Public Merger Entity where the outstanding equity securities in Buyer are exchanged or converted into capital stock of the Public Merger Entity, or (iii) is admitted to trading on any stock exchange (each of (i), (ii) and (iii) being referred to herein as the ‘Flotation’), a number of Class A Common Units, as defined in the Buyer’s operating agreement, (or the equivalent thereof) of the Buyer equal to 1% of the issued equity capital of the Buyer upon such Flotation (where ‘issued equity capital’ shall mean all issued units of equity (or the equivalent thereof) in the Buyer and, for the purposes of this clause 4.1(a) shall include any such units (or the equivalent thereof) issued in connection with or at the time of the Flotation, provided that, if Flotation takes place subsequent to Completion, the Buyer agrees to procure that the Sellers shall, subject to paragraphs 4.2 through 4.4 below, receive such Consideration Shares immediately prior to such Flotation; or

(b)	in the event that there has been no Flotation prior to 1 January 2014, a number of Non-Dilutive Common Units as defined in the Buyer’s operating agreement (or the equivalent thereof) in the Buyer equal to 1 per cent of its issued equity capital at that date (where ‘issued equity capital’ shall mean all issued units of equity (or the equivalent thereof) in the Company.

4.2	In the event that -

(a)	Completion has occurred on or prior to 1 January 2014;

(b)	there has been no Flotation by 1 January 2014; and

(c)	the shares which would otherwise be issued as consideration under paragraph 4.1(b) are independently valued (as set out in clause 4.8 below) at an aggregate of less than US$2.5 million,

then the Sellers may elect that clause 4.1 shall not apply and, that following such election by the Sellers, the Buyer shall elect that EITHER:

(d)	the consideration shall be US$2.5 million payable in cash; or

(e)	in consideration of the transfer of the Shares to the Buyer, the Buyer shall procure that the Software shall be transferred into a separate entity which is owned and controlled as to 51 per cent. by the Buyer and as to 49 per cent. by the Sellers (in such proportions as they shall designate) and the business of such entity shall be operated jointly by the Buyer and the Sellers and each of the Sellers shall be entitled to a share of 25 per cent of the profits of the business of such entity, and the Buyer shall be entitled to the remaining 50 per cent. (or the parties shall agree on a structure providing a substantially equivalent result).

4.3	Upon the Consideration Date the Buyer shall issue the Consideration Shares (such number of Consideration Shares to be adjusted in accordance with clause 6 and clause 9.3(a)). less any Retained Consideration Shares (as defined below), to the Sellers (in such proportions as the Sellers shall direct).

4.4	If the Consideration Date is less than 12 months from the Completion Date then 15 per cent. of the Consideration Shares (the ‘Retained Consideration Shares’) shall not be issued except as follows -

(a)	in the event of any circumstances giving rise to a Claim, then the number of Consideration Shares shall be reduced by such number of Class A Common Units (or the equivalent thereof) as represents the value of such Claim (on the basis of a deemed aggregate value of the Consideration Shares of $2,500,000) and such units (or the equivalent thereof) shall be released to the Buyer from the Retained Consideration Shares and the Sellers shall have no further rights to receive such units (or the equivalent thereof); and

(b)	on the date which is 12 months after the Completion Date then any Retained Consideration Shares, less such number of units (or the equivalent thereof) as deducted under paragraph (a) above, shall be issued to the Sellers.

4.5	If prior to the Consideration Date another company becomes the direct or indirect holding company of the Buyer and the Company or the company is merged into another company or is succeeded by a successor entity (such holding company, merged entity or successor entity or any Public Merger Entity referred to herein as the ‘Holding Company’) then, at the Sellers’ option (or, if such option is not exercised by the Sellers within 14 days, at the Buyer’s option), this clause 4 shall be deemed amended so that references to the Buyer’s obligation to issue to the Sellers of common units (or their equivalent) in the Buyer shall be construed as referring to the Buyer’s obligation to procure the issue of common units (or their equivalent) in the Holding Company.

4.6	The Sellers acknowledge that the Consideration Shares may be subject to legending requirements in accordance with applicable U.S. Securities laws and regulations, and agree to execute such documents as are reasonably necessary in order for such shares to be issued to them in compliance with all applicable securities laws. The Sellers also agree to enter, if necessary or desirable for the purposes of a flotation of the Buyer (including the Flotation), into an agreement with the Buyer and its advisers or underwriters, in a form acceptable to the Buyer and such advisers or underwriters, agreeing not to dispose of any such Consideration Shares for a period of up to 1 year from the Flotation Date, provided that, subject to the requirements of the Flotation, the Sellers are treated on an equal basis as all the executives of the Buyer. The Sellers agree that prior to the issue of any Consideration Shares pursuant to clause 4.1(b) each shall execute a joinder to the Buyer’s operating agreement agreeing to be bound by the terms thereof and such terms will not so far as possible conflict with this Agreement.

4.7	Any payment made by the Sellers under the Warranties or under the Tax Indemnity shall be treated as a reduction of the Consideration.

4.8	In the event that the Sellers wish to seek independent valuation of the Buyer’s shares in accordance with clause 4.2(c), such valuation shall be performed by a nationally- recognized investment banking firm based in the United States of America to be appointed by the Buyer and the Sellers or (in default of agreement within five Business Days of any proposal for such appointment) by the Buyer’s accountants on the application of either the Buyer or the Sellers; and the decision of such firm (who shall be deemed to be acting as an expert and not as an arbitrator) shall be final and binding on the parties in the absence of manifest error and the cost of such valuation shall be paid by the Buyer and the Sellers in equal shares.

4.9	Each of the Sellers represents and warrants to the Buyer and acknowledges that:

(a)	the Consideration Shares have not been registered under the US Securities Act of 1933 (the ‘Securities Act’) or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless: (i) they are subsequently registered or exempted from registration under the Securities Act; and (ii) the provisions of this Agreement have been complied with;

(b)	such Seller is an “accredited investor” within the meaning of Rule 501 promulgated under the Securities Act, and agrees that it will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Rule 501 promulgated under the Securities Act with respect to the offer and sale of the Consideration Shares;

(c)	the Consideration Shares are being acquired for his own account solely for investment and not with a view to resale or distribution thereof;

(d)	he has conducted his own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Buyer and acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Buyer’s Group for such purpose;

(e)	his determination to acquire Consideration Shares has been made by it independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Buyer and the Buyer’s Group that may have been made or given by the Buyer or by any agent or employee of any the Buyer; and

(f)	he has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Buyer and making an informed decision with respect thereto.

4.10	If there is a breach of Warranty between the date of this Agreement and the Completion Date, notwithstanding any rights the Buyer may have under clause

10.2(a), the Buyer shall be entitled to set-off the amount of the Warranty Claim against the Consideration Shares to be issued to the Sellers and the number of the Consideration Shares to be issued to the Sellers shall be reduced accordingly. For the purpose of calculating the number of Consideration Shares to be withheld –

(a)	if the Consideration Shares are quoted on any stock exchange or quotation system the value of such Consideration Shares shall be the mid-market value of such Consideration Shares as publicly quoted on the relevant stock exchange as at the Consideration Date; or

(b)	if the Consideration Shares are not quoted on any stock exchange or quotation system, the value of such Consideration Shares shall be the value of such shares as valued in accordance with clause 4.8.

5	COMPLETION

5.1	The sale and purchase of the Shares shall be completed at the offices of the Buyer Solicitors on the first Business Day after the day on which all the conditions specified in clause 2 have been satisfied or waived or at such other place or time, or on such other date, as the parties may agree.

5.2	The Sellers shall on Completion do, or procure to be done, the things specified in Schedule 4 (in so far as they have not already been done).

5.3	If the Sellers fail to comply with their obligations under clause 5.2 on or before the date fixed for Completion, and the Buyer chooses to waive the condition at clause 2.1(d) then the Buyer may -

(a)	complete the sale and purchase of the Shares (so far as is practicable) on the date so fixed; or

(b)	by written notice to the Sellers, defer Completion to a place, time and date, being a Business Day not more than 21 days after the date of the notice, and the provisions of this clause 5 shall apply to Completion so deferred.

5.4	If Completion does not occur within the time specified in paragraph 5.1 (or 5.3(b), if applicable), this Agreement shall terminate without further notice or action on the part of any party.

6	NET ASSET VALUE ADJUSTMENT

6.1	The Completion Accounts (including the Completion Net Asset Value Statement) shall be prepared in accordance with Schedule 6.

6.2	On the agreement or determination of the Completion Accounts (including the Completion Net Asset Value Statement) and the Completion Net Asset Value in accordance with Schedule 6 -

(a)	in the event that the Completion Net Asset Value is an amount equal to or greater than US$7,501, the Buyer shall account to the Sellers on a US dollar for US dollar basis for the amount by which the Completion Net Asset Value exceeds US$7,501 (the ‘Completion Net Asset Value Excess’); and

(b)	in the event that the Completion Net Asset Value is an amount equal to or is a negative amount greater than minus US$7,501, the Sellers shall account to the Buyer on a US dollar for US dollar basis for the amount by which the Completion Net Asset Value is greater than minus US$7,501 (the ‘Completion Net Asset Value Shortfall’); and

(c)	in the event that the Completion Net Asset Value is an amount between minus US$7,500 and US$7,500 (both numbers inclusive), neither party shall be required to make any payment to the other,

(in each a case a ‘Net Asset Adjustment’).

6.3	A Net Asset Adjustment shall be satisfied as soon as practicable following the Consideration Date as follows -

(a)	to the extent that there is a Completion Net Asset Value Excess and -

(i)	the Consideration Shares are quoted on any stock exchange or quotation system, the Completion Net Asset Excess shall be satisfied at the Buyer’s sole election by EITHER; (A) the issue by the Buyer of such number of further Consideration Shares as is equal to the Completion Net Asset Value Excess calculated in accordance with clause 6.4; OR (B) a payment in cash by the Buyer of an amount equal to the Completion Net Asset Value Excess by same day electronic transfer funds for value to such account(s) as the Sellers may nominate on giving not less than 5 Business Days’ written notice to the Buyer and the issue of such further Consideration Shares by the Buyer or the payment to such account(s) shall constitute a good discharge to the Buyer of its obligation to pay the Completion Net Access Excess; or

(ii)

the Consideration Shares are not quoted on any stock exchange or quotation system, the Completion Net Asset Excess shall be satisfied at the Buyer’s sole election by EITHER: (A) the issue by the Buyer of such number of further Consideration Shares as is equal to the Completion Net Asset Value Excess calculated in accordance with clause 6.5; OR (B) a payment in cash by the Buyer of an amount equal to the Completion Net Asset Value Excess by same day electronic transfer funds for value to such account(s) as the Sellers may nominate on giving not less than 5 Business Days’ written notice to the Buyer, and the issue of such further Consideration Shares by the Buyer or the payment to such account(s) shall constitute a good discharge to the Buyer of its obligation to pay the Completion Net Access Excess; or

(iii)	in cash, by the payment in cash of an amount equal to the Completion Net Asset Value Excess, by same day electronic transfer funds for value to such account(s) as the Sellers may nominate on giving not less than 5 Business Days’ written notice to the Buyer and the payment into such account(s) shall be good discharge to the Buyer of its obligation to pay such Completion Net Asset Value Excess;

(b)	to the extent that there is a Completion Net Asset Value Shortfall -

(i)	and the Consideration Shares are quoted on any stock exchange or quotation system, the Completion Net Asset Value Shortfall shall be satisfied at the Sellers’ election by EITHER; (A) the withholding by the Buyer of such number of the Consideration Shares as is equal to the Completion Net Asset Value Shortfall and calculated in accordance with clause 6.4; OR (B) a payment in cash by the Sellers of an amount equal to the Completion Net Asset Value Shortfall by same day electronic funds for value to such account as the Buyer may nominate on not less than 5 Business Days’ written notice to the Sellers and the withholding of such Consideration Shares or payment into such account shall constitute a good discharge to the Sellers of their obligation to pay the Completion Net Access Shortfall; or

(ii)	and the Consideration Shares are not quoted on any stock exchange or quotation system, the Completion Net Asset Value Shortfall shall be satisfied at the Sellers’ election by EITHER: (A) the withholding by the Buyer of such number of Consideration Shares as is equal to the Completion Net Asset Value Shortfall calculated in accordance with clause 6.5; OR (B) a payment in cash by the Sellers of an amount equal to the Completion Net Asset Value Shortfall by same day elecronic funds for value to such account as the Buyer may nominate on not less than 5 Business Days’ written notice to the Sellers and the withholding of such Consideration Shares by the Buyer or payment into such account shall constitute a good discharge to the Sellers of their obligation to pay the Completion Net Asset Value Shortfall; or

(iii)	and the Consideration is to be satisfied in cash, by the withholding by the Buyer from the Consideration of an amount equal to the Completion Net Asset Value Shortfall, and the withholding by the Buyer of such amount shall be a good discharge to the Sellers of their obligation to pay such Completion Net Asset Value Shortfall.

6.4	For the purposes of calculating the number of further Consideration Shares to be issued pursuant to clause 6.3(a)(i) or Consideration Shares to be withheld pursuant to clause 6.3(b)(i), the value of such Consideration Shares shall be the mid-market value of such further Consideration Shares as publicly quoted on the relevant stock exchange as at the Consideration Date.

6.5	For the purposes of calculating the number of further Consideration Shares to be issued pursuant to clause 6.3(a)(ii) or Consideration Shares to be withheld pursuant to clause 6.3(b)(ii), the value of such Consideration Shares shall be the value of such Consideration Shares as valued in accordance with clause 4.8.

7	ROLE OF NICOLAS BELL AND BELLSOLVE

7.1	For the duration of the Integration Period Bellsolve Limited shall become a Class D Member of Liquid Trading Int’l, LLP (‘LTI’) and shall procure that Nicholas Bell shall perform the Integration Services on its behalf.

7.2	In consideration of the provision of the Integration Services, Bellsolve shall be entitled to a profit share from LTI of $5,000 per month gross before any taxation during the Integration Period. Neither Nicholas Bell nor and Bellsolve Limited shall have any other entitlement to any participation in the profits of LTI.

7.3	Bellsolve Limited shall execute a deed of adherence to the LLP Agreement constituting LTI and will be provided with and shall countersign a letter of entitlement from LTI confirming the arrangements set out at clauses 7.1 and 7.2 above in a form satisfactoty to the Buyer.

7.4	Following the Integration Period, unless the Buyer shall decide otherwise, Bellsolve Limited shall cease to be a member of LTI and Bellsolve hereby agrees that the termination of said membership shall be automatic and not require the giving of any notice referred to in the LLP Agreement constituting LTI.

7.5	Following Completion, Bellsolve Limited (or such other entity the Sellers shall, with the Buyer’s written approval, determine, in which case references to Bellsolve Limited herein shall refer to such entity) shall become a Class B Member of Liquid Trading Institutional LLP (‘LT Institutional’) and Nicholas Bell shall, on behalf of Bellsolve Limited acting in its capacity as a member of LT Institutional, perform full time services as: (a) Chief Operating Officer of LT Institutional with responsibility for managing and selling the offering of Green Mountain Analytics in the UK and Europe: and (b) Head of Risk Management for the Buyer’s Group. Full details and terms of the services to be provided to LT Institutional by Bellsolve Limited in this capacity (the ‘Post-Completion Services’) will be set out in a further agreement between LT Institutional and Nicholas Bell. Nicholas Bell shall be provided with, and countersign, a Letter of Engagement which will set out the term of the above arrangement, which shall be a fixed term of one year, renewable by agreement between the parties. At the Buyer’s option, Nick Bell may be required to provide such services as a member or contractor of another entity in the Buyer’s Group.

7.6	In consideration of the provision of the Post-Completion Services Bellsolve Limited will receive a profit share of £100,000 per annum. Neither Nicholas Bell nor Bellsolve Limited shall have any other entitlement to any participation in the profits of LT Institutional.

7.7	Bellsolve Limited shall execute a deed of adherence to the LLP Agreement constituting LT Institutional, and shall countersign a letter setting out his terms of service with LT lnstitutional confirming the arrangements set out at clauses 7.5 and 7.6 above in a form satisfactory to the Buyer.

7.8	Following termination of the arrangements set out at clauses 7.5 and 7.6 above, unless the Buyer shall decide otherwise, Nicholas Bell shall cease to be a member of LT Institutional

7.9	In the event that FSA authorisation of LT Institutional is not achieved prior to Completion, then Bellsolve Limited shall provide the Post-Completion Services as a member or contractor of such other entity in the Buyer’s Group as the Buyer shall designate.

8	WARRANTIES

8.1	The Sellers represent and warrant jointly and severally to the Buyer in the terms set out in Schedule 5 and each party acknowledges that the terms of Schedule 5 and this clause 8 are in the circumstances fair and reasonable.

8.2	The Warranties are given subject to matters fully, fairly and accurately disclosed in sufficient detail to enable the Buyer to understand their nature and scope in the Disclosure Letter (‘Disclosed’) but no other information of which the Buyer has actual, constructive or imputed knowledge and no investigation or enquiry made by or on behalf of the Buyer shall modify or discharge the Sellers’ liability under the Warranties in any way and the provisions of section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 are hereby excluded.

8.3	In so far as the Warranties relate to matters of fact, they shall constitute representations in reliance upon which the Buyer has entered into this Agreement.

8.4	Each of the Warranties is a separate representation or warranty and shall not be restricted in its extent or application by the terms of any of the other Warranties or by any other term of this Agreement.

8.5	Each of the Sellers undertakes with the Buyer that -

(a)	each of the Warranties shall remain true and accurate on each day up to and including the Completion Date as if any express or implied reference in Schedule 5 to the date of this Agreement were a reference to the Completion Date; and

(b)	it shall immediately disclose to the Buyer in writing any matter which becomes known to it before Completion and which gives rise, or might give rise, to a claim under the Warranties or which would materially affect the willingness of a prudent purchaser for value to purchase the Shares on the terms of this Agreement.

8.6	If any of the Warranties shall prove to be untrue or misleading, the Sellers shall, without prejudice to any other right or remedy which may be available to the Buyer, pay to the Buyer (or to the relevant member of the Buyer’s Group) on demand -

(a)	the amount by which the value of the Shares is less than it would have been had such Warranty been true and not misleading; or

(b)	the amount necessary to put the Company and any member of the Buyer’s Group into the position it would have been in had such Warranty been true and not misleading;

together with the amount of all costs and expenses (including legal and other professional fees and expenses, the costs of management time and all other consequential losses whether directly or indirectly arising) incurred directly or indirectly by the Buyer (or any member of the Buyer’s Group) or the Company which it would not have incurred had such Warranty been true and not misleading.

8.7	Each of the Sellers hereby waives any right which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any director, officer or employee of the Company for the purpose of assisting the Sellers to give any of the Warranties or to prepare the Disclosure Letter.

9	LIMITATION OF LIABILITY

9.1	The Sellers’ liability under this Agreement for a Warranty Claim, a Tax Claim or an Indemnity Claim shall be limited in amount to the total Consideration received by the Sellers under this Agreement.

9.2	The Sellers shall not be liable unless the amount payable in respect of any Claim individually exceeds US$7,501.

9.3	The Sellers shall not be required by the Buyer to make a payment to the Buyer in respect of any liability for a Claim until the Consideration Date. To the extent that the Sellers have any liability in respect of Claims outstanding on the Consideration Date, the Buyer shall have the right (in its sole discretion) to —

(a)	set-off the amount of the Claim against the Consideration Shares to be issued to the Sellers and the number of the Consideration Shares shall be reduced by an amount equal to the value of the Claim; or

(b)	if there has been a Flotation or the Sellers have received consideration in cash pursuant to clause 4.2, require the Sellers to make a payment in cash in respect of the Claim.

9.4	For the purpose of calculating the number of Consideration Shares to be withheld under clause 9 3(a) —

(a)	and the Consideration Shares are quoted on any stock exchange or quotation system, the value of such Consideration Shares shall be the value of such further Consideration Shares as publicly quoted on the relevant stock exchange as at the Consideration Date; or

(b)	and the Consideration Shares are not quoted or any stock exchange or quotation system, the value of such Consideration Shares shall be the value of such shares as valued in accordance with clause 4.8.

10	RESCISSION

10.1	Without prejudice to any other right or remedy available to it and in addition to the rights conferred on it under clause 5.3, the Buyer shall not be obliged to complete the purchase of the Shares and shall be entitled to rescind this Agreement by written notice to the Sellers if on or before Completion -

(a)	the Buyer becomes aware of any breach of any of the Warranties where the value of any claim in respect of such breach would be over US$250,000 in value which has not been fully, fairly and accurately disclosed in the Disclosure Letter;

(b)	the Buyer becomes aware of any matter which may give rise to any material liability on the part of the Sellers under the Tax Indemnity or an indemnity Claim;

(c)	the Sellers fail to comply with their obligations under clause 12.

For the avoidance of doubt, if there is a breach of Warranty between the date of this Agreement and the Completion Date, and the Buyer elects not to rescind this Agreement, such election shall be without prejudice to any claim for a breach of this Agreement.

10.2	If the Buyer elects to rescind this Agreement in accordance with clause 10.1 then all rights and obligations of the parties shall cease to have effect immediately upon rescission except that rescission shall not affect -

(a)	the accrued rights and obligations of the parties at the date of rescission; and

(b)	the continued existence and validity of the rights and the obligations of the parties set out in clauses 20, 21, 22 and 36.

10.3	The Sellers shall not be entitled to rescind or terminate this Agreement in any circumstances except –

(a)	where there has been fraud, deceit or wilful concealment by the Buyer; or

(b)	where the Buyer has become insolvent, or unable to pay its debts as they fall due, or has any administrator, receiver or administrative receiver appointed in respect of any of its assets and as a consequence cannot carry on its business in the ordinary course,

11	TAX INDEMNITY, TAX COMPLIANCE AND ACCESS TO INFORMATION

11.1	Subject to clause 11.4, the Sellers covenant with the Buyer to pay to the Buyer an amount equal to the amount of any liability of the Company to make or suffer an actual payment of Tax -

(a)	arising in respect of or in consequence of -

(i)	any income, profits or gains earned, accrued or received (or deemed to be earned, accrued or received) on or before Completion; or

(ii)	any Event which occurs or occurred (or is deemed to occur or to have occurred) on or before Completion; or

(b)	properly attributable to the Sellers or arising solely as a result of the relationship for Tax purposes of the Company with any person other than a member of the Buyer’s Group, whenever arising; or

(c)	which would have been saved by the Company but for the unavailability of any Reliefs arising on or before Completion which have been taken into account in computing (and thereby reducing), or in obviating the need for, any provision for Tax in the Accounts or which are shown as an asset in the Accounts, save in each case to the extent that the Tax has been discharged before Completion, together with all reasonable costs and expenses incurred by any member of the Buyer’s Group in connection with the liability to Tax or in taking or defending any action pursuant to this clause 11.

11.2	For the purpose of clause 11.1 there shall be treated as an actual payment of Tax an amount equal to any Tax saved in consequence of any use or set-off of -

(a)	any Relief arising on or before Completion which has been taken into account in computing (and thereby reducing), or in obviating the need for, any provision for Tax in thc Accounts or which is shown as an asset in the Accounts; or

(b)	any Relief arising to the Company in respect of an Event occurring or period ending after Completion; or

(c)	any Relief arising to any other member of the Buyer’s Group,

in circumstances where, but for such use or set-off, the Company would have been liable to make an actual payment of Tax.

11.3	Any reference to an Event which occurs or occurred (or is deemed to occur or have occurred) on or before Completion shall include a series or combination of Events the first of which occurred on or before Completion.

11.4	The covenant in clause 11.1 shall not apply to any liability to the extent that -

(a)	any Relief other than any Relief falling within clause 11.2(a), (b) or (c) is available to reduce or eliminate such liability; or

(b)	the liability for Tax has been made good or the Buyer or the Company has been compensated in respect of it at no expense to the Buyer or the Company.

11.5	The Sellers shall pay to the Buyer any amount under clause 11.1 on or before the date which is ten Business Days after they receive a written demand from the Buyer to make that payment.

11.6	The Buyer will have exclusive conduct of all Tax affairs of the Company after Completion.

11.7	The Sellers shall give the Buyer and shall procure that the Buyer is given reasonable access to all books, accounts and records of the Company which are not handed over to the Buyer at Completion and shall give the Buyer such other assistance as may be reasonably required to enable the Buyer to prepare accurate corporation tax returns for the Company for all relevant periods and to ensure that all Tax compliance obligations of the Company are properly discharged.

11.8	The Buyer shall give the Sellers and shall procure that the Sellers are given reasonable access to all books, accounts and records of the Company which are handed over to the Buyer at Completion as may be reasonably required by the Sellers for the purposes of their own Tax affairs.

12	PRE-COMPLETION OBLIGATIONS

12.1	The Sellers shall not, without the prior written consent of the Buyer, at any time prior to Completion do or omit to do, or permit or procure any other person to do or omit to do, any act or thing the doing or omission of which would or would be likely to cause, constitute or result in a breach of any of the Warranties were the Warranties to be repeated at the date of Completion.

12.2	Without prejudice to the generality of clause 12.1, the Sellers shall comply with the provisions set out in Schedule 7.

13	POST-COMPLETION OBLIGATIONS

As soon as practicable after Completion the Sellers shall send to the Buyer (at such office as it shall specify for the purpose) all records, correspondence, documents, files, memoranda and other papers relating to the Company not required to be delivered at Completion.

14	USE OF THE SOFTWARE

With effect from completion, Darren Davy shall have a royalty-free licence to use the Software free of charge for his personal and business use only; provided that, such right shall not entitle him to use the Software for any purpose which shall conflict with the interests of the Company or any member of the Buyer’s Group, including use of the Software in competition with the Company or any member of the Buyer’s Group.

15	RESTRICTIVE COVENANTS

15.1	In consideration of the purchase of the Shares, each of the Sellers undertakes to the Buyer that it shall, and shall procure that every Connected Person of his shall, comply with the provisions of Schedule 8.

15.2	Each of the Sellers acknowledges that he considers the restrictions contained in Schedule 8 (each of which shall be construed as a separate undertaking) are reasonable in the interests of both the Sellers and the Buyer and are necessary for the protection of the goodwill and confidential information of the Company; but if any such restriction shall be void or voidable but would be valid and enforceable if some part or parts of it were deleted, such restriction shall apply with such modification as may be necessary to make it valid and enforceable.

15.3	During the Integration Period, the restrictive covenants set out in the Heads of Terms entered into by the parties on 8 February 2012 shall continue to apply.

16	EMPLOYEES

The Sellers agree to fully indemnify and keep indemnified the Buyer and any member of the Buyer’s Group against all costs, claims, liabilities and expenses (including legal and other professional fees and expenses) which the Buyer or any member of the Buyer’s Group may suffer, sustain, incur, pay or be put to by reason of any contract of employment or engagement having effect as if originally made between a member of the Buyer’s Group and any person pursuant to the provisions of the TUPE Regulations or otherwise, including any action, claim, demand or proceeding by or on behalf of any employee arising from or in connection with his employment or its termination; or any actual or alleged breach of the TUPE Regulations.

17	INTELLECTUAL PROPERTY

The Sellers agree to fully indemnify and keep indemnified the Buyer and any member of the Buyer’s Group against all costs, claims, liabilities and expenses (including legal and other professional fees and expenses) which the Buyer or any member of the Buyer’s Group may suffer, sustain, incur, pay or be put to by reason of the assertion by any third party of any Intellectual Property Rights in the Software.

18	INSOLVENCY OF BUYER

18.1	In the event that, prior to the Consideration Date, the Buyer becomes insolvent or unable to pay its debts as they fall due, or has any administrator, receiver or administrative receiver appointed in respect of any of its assets, or suffers an analogous event in any jurisdiction, then the Sellers shall have the right to repurchase the Software for the sum of US$1.

18.2	In the event that the Buyer disposes of the Software to a transferee which is not a member of the Buyer’s Group prior to the Consideration Date, then the Consideration Date shall be brought forward to the date of such disposal.

19	SOFTWARE ESCROW

The Parties shall use their reasonable endeavours to deposit in escrow as soon as practicable after the date of this Agreement a copy of the source code for the Software as it existed on 1 February 2012 (the commencement of the Integration Period) for the purposes of recording the state of the Software prior to Integration.

20	SERVICE OF NOTICES

20.1	Any notice or other communication to be given or served under or in connection with this Agreement shall be in writing and may be -

(a)	delivered by hand;

(b)	sent by ordinary first class (or airmail in the case of notices to or from any country outside the United Kingdom), special delivery or recorded delivery post (in each case, pre-paid); or

(c)	sent by electronic mail to such address as may be provided by (or evident in an electronic mail communication from) the relevant party; to the party due to receive the notice at the following address -

(i)	in the case of Nicholas Bell or Bellsolve Limited, at 71 Wood Ride, Petts Wood, Orpington, Kent, BR5 1QA, United Kingdom;

(ii)	in the case of Darren Davy at 17885 Collins Ave, Unit 4501, Sunny Isle Beach, FL, 33160;

(iii)	in the case of the Buyer, at Liquid Holdings Group, LLC, 800 3rd Avenue, 39th floor, New York, NY 10022, United States of America, marked for the attention of Brian Ferdinand,

or at such other address or fax number as may previously by notice given in accordance with this clause have been specified by that party.

20.2	A notice is deemed to be given or served -

(a)	if delivered by hand, at the time it is left at the address;

(b)	if sent by pre-paid post (whether ordinary first class, airmail, special delivery or recorded delivery), on the second Business Day after posting; and

(c)	if sent by electronic mail, within 24 hours of sending.

20.3	In the case of a notice given or served by fax or by hand, where this occurs after 5.00pm on a Business Day, or on a day which is not a Business Day, the date of service shall be deemed to be the next Business Day.

21	ANNOUNCEMENTS

No public announcement of the sale and purchase of the Shares or the terms of this Agreement shall be made by either Seller without the consent of the Buyer except in the agreed form.

22	COSTS

The parties shall pay their own costs and expenses in connection with and incidental to this Agreement.

23	INTEREST ON LATE PAYMENTS

If any party fails to pay a sum payable by it on the due date for payment under this Agreement, it shall pay interest on the overdue sum for the period from and including the due date of payment up to the date of actual payment (after as well as before judgment) at the Default Rate. Such interest shall accrue from day to day and shall be paid on demand. Unpaid interest shall compound monthly.

24	NO SET-OFF

Save as otherwise provided in this Agreement, all payments to be made under this Agreement shall be made in full without any set-off or counterclaim and free from any deduction or withholding except as may be required by law.

25	GROSSING UP

If any party is required by law to make any deduction or withholding from any payment due from it to any other party under this Agreement, the sum due from such party shall be increased to the extent necessary to ensure that, after making such deduction or withholding, the payee receives and retains (free of any liability in respect of any such deduction or withholding) a net sum equal to the sum it would have received and retained had no deduction or withholding been required to be made.

26	ENTIRE AGREEMENT

This Agreement constitutes the whole agreement of the parties in relation to its subject matter and supersedes any previous agreement, representations, warranties or arrangements (whether in writing or oral) between them in relation to that matter; provided that, the binding paragraphs of the Heads of Terms shall continue to apply during the Integration Period (subject to any conflict with this Agreement, in which case the terms of this Agreement shall prevail). No modification of this Agreement shall be effective anless it is made in writing.

27	WAIVER

The exercise, or partial exercise, of or any delay or omission in exercising any right conferred by this Agreement on any party shall not constitute a waiver of that or any other right or remedy available to that party nor affect the right to exercise that right or remedy at a later time and the rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

28	EFFECT OF COMPLETION

The Warranties, and all other provisions of this Agreement insofar as they have not been performed at Completion, shall not be extinguished or affected by and shall remain in full force and effect notwithstanding Completion.

29	THIRD PARTY RIGHTS

29.1	Except where the terms of this Agreement expressly provide for a benefit to a third party (including, without limitation in clauses 8.6, 16 and 17), no term of this Agreement shall be enforceable under the Contacts (Rights of Third Parties) Act 1999 or otherwise by any person other than the parties to this Agreement,

29.2	Notwithstanding that any term of this Agreement may be or become enforceable by a person who is not a party to it, the terms of this Agreement or any of them may be varied, amended or modified or this Agreement may be suspended, cancelled or terminated without the consent of any third party.

30	ASSIGNMENT

This Agreement is personal to the parties and accordingly no party may assign or grant any Encumbrance over any of its rights under this Agreement or any document referred to in it except that the Buyer may assign in whole or in part the benefit of this Agreement and any other agreement referred to in this Agreement which shall enure to the benefit of the successors in title and assigns of the Buyer.

31	SEVERANCE

If any provision of this Agreement is held by a Competent Authority to be invalid or unenforceable in whole or in part, this Agreement shall continue to be valid as to its other provisions and the remainder of the affected provision.

32	JOINT AND SEVERAL LIABILITY

32.1	All warranties, indemnities, covenants, agreements and obligations given or entered into by more than one person in this Agreement are given or entered into jointly and severally.

32.2	The Buyer may release or compromise the liability of any of the Sellers under this Agreement without affecting the liability of any other Seller.

33	FURTHER ASSURANCE

Each of the Sellers shall from time to time and at all times after the Completion Date at its own cost and expense upon request by the Buyer do all such acts and execute all such documents as the Buyer may reasonably require for the purposes of vesting the full legal and beneficial ownership of the Shares in the Buyer (or such person as it shall direct) and giving to the Buyer the full benefit of this Agreement.

34	COUNTERPARTS

This Agreement may be executed in more than one counterpart and shall come into force once each party has executed such a counterpart in identical form and exchanged it with the other parties.

35	EXPERT DETERMINATION

Any person appointed to determine a dispute under any provision of this Agreement (an ‘expert’) shall be entitled to instruct valuers, lawyers or other professional advisers or specialists to assist him in reaching his determination, and the costs and expenses of any person so instructed shall be deemed to be costs and expenses of the expert.

36	GOVERNING LAW AND JURISDICTION

This Agreement and any dispute or claim (whether contractual or otherwise) arising out of or in connection with it or its subject matter shall be governed by and construed in accordance with English law, and the parties shall submit to the non-exclusive jurisdiction of the English courts in relation to any such disputes or claims.

SCHEDULE 1

THE SELLERS

(1)	(2)	(3)
NAMES OF THE SELLERS	NUMBER OF SHARES TO BE SOLD	PROPORTIONS IN WHICH CONSIDERATION SHARES TO BE ISSUED
Nicholas Stephen Bell	60	As directed by Sellers prior to Completion
Darren Davy	40	As directed by Sellers prior to Completion

SCHEDULE 2

THE COMPANY

1 Name	:	Fundsolve Limited

2 Registered number	:	05704202

3 Registered office	:	71 Wood Ride, Petts Wood, Orpington Kent, BR5 1QA

4 Date and place of incorporation	:	09/02/2006, United Kingdom

5 Authorised share capital	:	£100,000 ordinary shares of £1 each

6 Issued share capital	:	100 ordinary shares of £1 each

7 Directors	:	Nicholas Stephen Bell and John Tarrant

8 Secretary	:	Gillian Hallard

9 Auditors	:	Gerald Edelman

10 Accounting reference date	:	31 March

11 Tax district and reference	:	Tax Office South London Area 4th Floor Southern House Wellesley Grove Croydon Surrey CR9 IWW Tax ref: 2016061901877

12 VAT number	:	881 839478

SCHEDULE 3

PART 1 - THE IP LICENCES

Crystal Reports 2008 Developer

FinCad Developer v7

Solver DLL v4.5

EO.Web Control Suite (2011)

PART 2 - THE ICT CONTRACTS

LVC (Autonomy) End User License Agreement

365i Service Level Agreement

ISN Service Agreement

Redstation Colocation Agreement

SCHEDULE 4

SELLERS’ OBLIGATIONS ON COMPLETION

1	The Sellers shall procure that -

(a)	such changes are made (by way of resignation or appointment) in the offices of directors and secretary of the Company as the Buyer may require;

(b)	with respect to the operation of each bank account of the Company such changes are made to the mandates as the Buyer may require;

(c)	save as specified in paragraph 1 (d) below, all moneys owing at Completion to, or by, the Company by, or to the Sellers or any director or employee of the Company are repaid;

(d)	all dividends owing at Completion to Darren Davy have been waived; and

(e)	the registration of the Buyer or its nominee as the holder of the Shares is approved (subject only to properly stamped transfers being lodged for registration).

2	The Sellers shall deliver to the Buyer -

(a)	transfers of the Shares duly executed by the registered holder(s) in favour of the Buyer (or such other person as it may nominate);

(b)	the certificates for the Shares or an indemnity in a form satisfactory to the Buyer for any lost certificates;

(c)	a power of attorney in the agreed form executed by each registered holder of the Shares in favour of the Buyer or its nominee authorising it to attend and vote at general meetings of the Company;

(d)	the certificate of incorporation, any certificates of incorporation on change of name and common seal (if any) of the Company;

(e)	the statutory books of the Company duly made up to date (including signed minutes in the agreed form recording the implementation of the matters specified in paragraph 1 of this Schedule and authorising the execution of all documents to be entered into by it pursuant to this Agreement and the performance by it of its obligations thereunder);

(f)	in relation to the Company -

(i)	which previously had joined the Protected Online Filing (‘PROOF’) scheme with the Registrar of Companies in England and Wales, evidence to show that the Company has left the PROOF scheme; and

(ii)	evidence that the authentication code established with the Registrar of Companies in England and Wales to allow for filing of documents via the internet (Web Filing) for the Company has been cancelled;

(g)	in the case of every director or secretary of the Company, his written resignation and an acknowledgement by deed in the agreed form that he has no claim against the Company for compensation for loss of office or for the termination of his employment or otherwise;

(h)	copies of bank statements in respect of each bank account maintained by the Company as at the close of business on the last Business Day before Completion, together in each case with a reconciliation statement prepared by the Sellers to show the position at Completion listing unpresented cheques drawn or received by the Company and standing orders paid since the date of the relevant bank statement;

(i)	all cheque books in current use in respect of all bank accounts maintained by the Company; and

(j)	a duly executed deed in the agreed form confirming that neither of the Sellers owns any Intellectual Property Rights used by the Company, and assigning any such Intellectual Property Rights to the Company.

SCHEDULE 5

THE WARRANTIES

PART 1 – SELLERS’ TITLE

1	The Shares constitute the whole of the issued and allotted share capital of the Company and are fully paid up and beneficially owned by the Sellers free from all Encumbrances and no person has the right (whether exercisable presently or in the future and whether contingently or not) to call for the allotment, sale or transfer of any share or debenture of the Company or to convert any securities (whether of the Company or another undertaking) into shares or debentures, or shares or debentures of a different class, of the Company.

PART 2- GENERAL

CAPACITY OF THE SELLERS

2	Each of the Sellers has full power and authority and has taken all necessary action to enable him to enter into and perform his obligations under this Agreement and all other agreements entered into, or to be entered into, pursuant to the terms of this Agreement, and such agreements, when executed, will constitute valid, binding and enforceable obligations of each of the Sellers in accordance with their terms.

3	The Sellers do not require the consent, approval or authority of any other person to enter into or perform their obligations under this Agreement or any other agreement entered into, or to be entered into, pursuant to the terms of this Agreement, and their respective entry into and performance of such agreements will not breach or constitute a default under any contractual, governmental or public obligation binding upon either of them.

GROUP COMPANIES, CONSTITUTION AND CORPORATE DOCUMENTS

4	The Company has no subsidiary undertakings.

5	The particulars of the Company set out Schedule 1 are true and accurate and not misleading.

THE ACCOUNTS

6	The Accounts comply with the provisions of the Companies Act 2006 (or for accounting periods to which a predecessor Act applied, the provisions of that Act as in force for that accounting period) and have been prepared in accordance with generally accepted accounting principles in the United Kingdom (including all applicable Statements of Standard Accounting Practice, Financial Reporting Standards and Abstracts of the Urgent Issues Task Force) under the historical cost convention and on bases consistent with those on which the audited accounts of the Company for the immediately preceding five financial years have been prepared.

7	The profit and loss account of the Company for each of the three consecutive financial years ended on the Accounting Date and its audited balance sheet as at the end of each of those years respectively give a true and fair view of its results for the year and of its financial position at the end of the year; and none of those results or financial positions was affected by any unusual, exceptional, non-recurring or extraordinary item, by any transaction entered into otherwise than on terms appropriate to a bargain made at arm’s length or any other factor which would make them misleading in any material respect.

MANAGEMENT ACCOUNTS

8	Having regard to the purpose for which the Management Accounts were prepared, the Management Accounts are not misleading any material respect.

CHANGES SINCE THE ACCOUNTING DATE

9	Since the Accounting Date -

(a)	the Company has carried on its business in the ordinary course and as a going concern without interruption or alteration in the nature or scope of that business;

(b)	there has been no material adverse change in the turnover, financial position or prospects of the Company nor so far as the Seller is aware is any such change expected;

(c)	the Company has not declared, made or paid any dividend or other distribution of profits or assets;

(d)	the Company has not lent any money (including loans to employees) which has not been repaid in full;

(e)	the Company has not acquired or disposed of or agreed to acquire or dispose of any asset other than in the ordinary and usual course of business, or assumed or incurred or agreed to assume or incur any capital commitments or material liabilities;

LIABILITIES

10	The Company has no liabilities (present or future or ascertained or contingent) save as set out in the Disclosure Letter.

11	The Company has no facilities for overdrafts, loans, acceptance credits or other finance; and the Company has complied with the terms of those facilities.

BUSINESS/COMPLIANCE

12	The Company has conducted its business in accordance with all applicable Legislation, in accordance and within any constitutional restriction (if any) on its objects and powers, solely under its corporate name and without infringement of any proprietary right or interest of any other person and without liability to pay any royalty or similar sum; and no such infringement has been alleged against the Company.

13	The Company does not, and has not at any time carried on any activities which require it to be an ‘authorised person’ within the meaning of the Financial Services and Markets Act.

14	After Completion there will be no restriction on the right of the Company to carry on its business which does not now apply to the Company.

15	The Company has not (except for the purpose of carrying on its business in the ordinary course and subject to an obligation of confidentiality) disclosed, or agreed to disclose, or authorised the disclosure of, any of its lists of suppliers or customers, trade secrets or technological or confidential information (including research, know-how and techniques) concerning its business or its operational, management, marketing, financial or other affairs; and all of the same, are fully and properly recorded in writing or other appropriate form, are in the exclusive possession and control of the Company and are not incorrect, incomplete or inappropriate in any way.

16	The Company does not carry on any business except that of developing, maintaining and licensing the software.

CONTRACTS

17	There is not outstanding any contract to which the Company is a party which -

(a)	is of an unusual or onerous nature;

(b)	has been entered into otherwise than in the ordinary course of its business;

(c)	is not on arms’ length terms;

(d)	cannot be terminated by the Company without payment of compensation by less than 90 days’ notice,

(e)	imposes on the Company any obligation to be performed by it more than 180 days from the date of the contract;

(f)	is a contract for services (other than contracts with employees and contracts for the supply of utilities or normal office services);

(g)	is in the nature of an agency, distribution, franchise or management agreement;

(h)	confers on any person the exclusive right to supply any description of goods or services to or for the Company or, as its agent or distributor, to supply any description of goods or services within any geographical area;

(i)	requires the Company to pay a commission, finder’s fee, royalty or similar amount;

(j)	is dependent on the guarantee, covenant of or security provided by any other person;

(k)	is a contract for the sale of shares or assets which contains warranties or indemnities under which the Company still has a remaining liability or obligation;

(l)	is or may be unenforceable or voidable at the instance of any other party or void;

(m)	may be terminated as a result of any Change in Control of the Company;

(n)	is for the sharing of profits with any other person or for the payment to any other person of any sum dependent on the profits of the Company;

(o)	is for a value or consideration of over £5,000;

(p)	is a contract or arrangement in which the Sellers or any director of the Company or any Connected Person of such director has a direct or indirect interest; and the Company has not been a party to any such contract or arrangement within the 6 months before the date of this Agreement; or

(q)	may restrict the freedom of the company to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit including its ability to use or disclose any information.

18	There is not outstanding any contract or arrangement to which either Seller is a party or of which it has the benefit which would have to be assigned to or vested in the Company to enable the Company to carry on its business or enjoy the rights and privileges attaching to any of its assets and undertaking in the same manner and to the same extent and on the same basis as the Company has carried on business or enjoyed such rights prior to the date of this Agreement.

19	No default or event (including the sale of the Shares to the Buyer) has occurred or, so far as the Sellers are aware or ought reasonably to be aware, is about to occur as a result of which any agreement or arrangement to which the Company is a party or any right or privilege which the Company enjoys will or may be varied as to its terms or conditions or be terminated.

POWERS OF ATTORNEY

20	No power of attorney given by the Company is now in force and no person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation.

LEGAL PROCEEDINGS

21	Neither the Company nor any person for whose acts the Company may be vicariously liable is engaged or involved in or threatened with -

(a)	any litigation, prosecution, arbitration or other legal proceedings (whether as claimant, defendant or third party);

(b)	any proceedings or enquiries before any tribunal, board of enquiry, commission or any other administrative body, whether judicial or quasi-judicial;

(c)	any investigation by H.M. Revenue and Customs, the Office of Fair Trading, the Commission of the European Communities or any other authority or person; or

(d)	any industrial dispute or action (whether official or unofficial) or any matter which has been referred to ACAS (or any similar government body in any applicable jurisdiction) for advice, conciliation or arbitration;

whether in the UK or in any other jurisdiction and there are no circumstances (including the sale of the Shares) which are known, or would on reasonable enquiry be known, to the Sellers and which might give rise to the same.

22	There is no judgement or order of any court or other Competent Authority against the Company or any person for whose acts the Company is vicariously liable which has not been satisfied or discharged and neither the Company nor any such person has been party to any undertaking or assurance given to any Competent Authority.

INSOLVENCY

23	The Company is not insolvent or unable to pay its debts within the meaning of any insolvency Legislation applicable to it and the Company has not stopped paying its debts as they fall due.

24	No order has been made or petition presented, meeting convened or resolution passed for the winding up of the Company.

25	No administrator, administrative receiver or receiver has been appointed in relation to the Company, nor has any step been taken to initiate any process by or under which an administrator, administrative receiver or receiver may be appointed in relation to the Company.

26	There are no circumstances, including the filing of documents with any court or the giving of notice of intention to appoint an administrator, which are known, or would on reasonable enquiry be known, to the Sellers which would entitle any person to present a petition for the winding up or administration of the Company or to appoint an administrator or receiver of the whole or any part of its undertaking or assets.

27	No composition in satisfaction of the debts of the Company or scheme of arrangement of its affairs or compromise or arrangement between it and its creditors or members or any class of its creditors or members has been proposed, sanctioned or approved.

28	No event analogous to any of the foregoing has occurred in the UK or in any other jurisdiction.

ACCURACY OF INFORMATION

29	All information concerning the Company and its business and assets which has been disclosed by or on behalf of the Sellers to the Buyer or its agents including are complete and accurate and are not in any way misleading and there is no information which is known, or ought on reasonable enquiry to be known, to the Sellers which has not been disclosed to the Buyer or its agents and which is material to be known by a prudent purchaser for value of the Shares.

30	No representation for which the Company may be liable (vicariously or otherwise) has been made by it or any of its officers or servants to the Sellers or its agents in connection with this Agreement or the Disclosure Letter.

PART 3 - COMPANY INTELLECTUAL PROPERTY AND IP LICENCES

31	The Company is the sole and beneficial owner of all rights in the Company Intellectual Property including all rights in the Software and no third party has any right, title or interest in the Software or any of the Company Intellectual Property Rights except to the extent that the Company Intellectual Property or any of the Software is the subject of a valid and enforceable IP Licence from the Company to a third party, or the Company is the licensee of rights under the IP Licences or the ICT Contracts.

32	There are no agreements or arrangements in effect whereby a licence, sub-licence or other permission to use has been granted to or by, or is obliged to be granted to or by the Company in respect of any Intellectual Property Rights and that all the IP Licences are in full force and effect and will not terminate or be capable of terminating by reason of the execution and performance of this Agreement.

33	The Company Intellectual Property comprises all the Intellectual Property Rights necessary for the Company to carry on its business as it has been carried on before the Completion Date. All registration and renewal fees payable in respect of any of the Company Intellectual Property have been paid up to date.

34	To the extent that any of the Company Intellectual Property is -

(a)	registered or granted, it is valid and subsisting;

(b)	applied for, the application has been duly made and is subsisting and is capable of registration;

(c)	not registered or granted, it is subsisting and enforceable.

35	None of the Company Intellectual Property, the Software or anything done in the conduct of the business of the Company infringes, will infringe or has infringed any Intellectual Property Rights of a third party or rights of privacy or other third party rights or conflicts with or places the Company in breach of any Intellectual Property Rights of a third party or gives rise to any obligation to pay any royalty, fee or compensation to any third party.

36	The Company is not in breach of any IP Licence and there are no circumstances known or which ought reasonably to be known to the Sellers which might give rise to a claim for breach of any IP Licence and that no third party litigation or claim is underway, pending or threatened under the Copyright, Designs and Patents Act 1988, the Trade Marks Act 1994 or under any similar legislation in any part of the world or otherwise.

37	There are no outstanding or potential claims or litigation against the Company to pay compensation or damages to any present or former employee or consultant or any other third party in respect of the Company Intellectual Property Rights or the Software, whether under section 40 of the Patents Act 1977 or any other applicable legislation or otherwise.

38	No person other than the Company uses, or has the right to use, any trade mark, domain name, business name or get up which is the same as, or is confusingly similar to any domain name or business name used in connection with, or the get up of any of the products or services supplied by the Company in the course of, its business at any time within six years before the date of this Agreement on or in relation to any goods or services which are similar to those of any description so supplied by the Company in any country in which that description of goods or services has been so supplied by the Company or by any of its agents or distributors.

39

The know-how and all Confidential Information of the Company is clearly and comprehensively documented and all such documents are held securely by the Company to prevent any unauthorised disclosure to any third party and the Company is not subject to any agreement or arrangement which imposes on it a material restriction on the use or disclosure of any information used in the course of its business and has not disclosed, or is obliged to disclose, or permit access of any know how, trade secrets or confidential information to any third party, other than those of the Company’s officers or employees who are bound by obligations of confidence.

PART 4 - ICT SYSTEMS AND ICT CONTRACTS

In this Part 4, the following terms shall have the following meanings:

‘Open Source Licence’ means the licence terms applicable to any Fundsolve Software not owned by the Company and known as ‘open source’ or ‘freeware’ and used by the Company without charge;

‘Proprietary Software’ means any of the Software comprising computer programmes, whether in object or source code and its associated documentation, applications and preparatory design materials in each case owned by the Company;

‘Fundsolve Software’ means together the Proprietary Software and the Third Party Software which forms part of the ICT Systems; and

‘Third Party Software’ means all computer programmes, whether in object or source code and its associated documentation, applications and preparatory design materials, in each case used by the Company under licence including, without limitation, any software used pursuant to an Open Source Licence.

40	The Company has full rights to use and operate the ICT Systems in the manner being used and operated at the date of this Agreement and all such use is within the scope of such rights and authority and the Company will continue to enjoy those rights and will have control of the ICT Systems after Completion and no part of the ICT Systems is wholly or partly dependent on any facilities not under the exclusive ownership or control of the Company.

41	All Proprietary Software was either written or created by the employees of the Company in the ordinary course of their duties or written for the Company by a third party and such party has executed a valid and effective assignment of all Intellectual Property rights in such Proprietary Software in favour of the Company, copies of which are annexed to this Agreement.

42	The ICT Systems are in good working order and shall function in accordance with the relevant specifications and free from defects and are sufficient for the requirements of the business of the Company causing interruption or hindrance.

43	The ICT Systems have adequate capability and capacity for the projected requirements of the Company for not less than three (3) years following the Completion Date for the processing and other functions required to be performed for the purposes of the business of the Company.

44	No part of the ICT Systems or any data owned or used by the Company is or has been affected by any virus or other extraneously induced malfunction or contaminant and the Company operates logical, physical and environmental industry-standard security controls to avoid all such extraneously induced malfunctions or contamination.

45	Use by the Company of the ICT Systems by the Company does not infringe any Intellectual Property Rights or other rights of any third party and all data on the ICT Systems has been lawfully obtained and does not infringe any applicable laws including without limitation all applicable data protection legislation and there are no complaints, claims, disputes or proceedings underway with regard to the ICT Systems or the ICT contracts.

46	The Company has in its possession and control all source codes relating to the relevant Software and the extent that any Third Party Software utilised or licensed by the Company consists of software known as ‘open source’ or ‘freeware’ then the Company has complied with all applicable Open Source Licence terms.

47	The Company has adequate procedures for preventing unauthorised access to the ICT Systems, and for taking and storing on-site and off-site back-up copies of the Software and any data owned or used by the Company including a prudent disaster recovery plan which has been tested within the past 12 months and is fully documented and which would enable the ICT Systems (or a substitute for them) and all data stored on them to be restored or replaced without material disruption to the business of the Company in the event of significant damage to or destruction of all or part of the ICT Systems.

48	The Company has not provided any warranties or representations to third parties with respect to Third Party Software which are greater in scope, potential liability or application than the corresponding warranty given to the Company by the licensor of such Third Party Software

PART 5 - OFFICERS AND EMPLOYEES

49	The Company does not have, nor has it ever had, any employees other than Nicholas Bell and no offer of employment has been made by the Company to any person.

PART 6 - PENSIONS

50	The Company is not and has not at any time been a party to or participated in or contributed to any scheme, agreement, or arrangement under which it has or may have any obligation (whether legally enforceable or not) to pay or make provision for payment of any pension, lump sum, gratuity or other benefit on retirement, death, incapacity, sickness, disability or other similar circumstances of any person or the relatives or dependants of any person and is not under any obligation to make any such payment to any person.

PART 7 - PROPERTIES

51	The Company does not, and has never, owned or occupied any property, except for a temporary structure currently situated on land owned by Nicholas Bell.

PART 8 - TAX

52	All notices, returns, accounts, computations and any other necessary documents and information required for any Tax purposes have been prepared on a proper basis, correctly submitted by the Company within relevant time limits to the relevant Tax Authority, were true, accurate and complete when submitted and remain true, accurate and complete in all material respects.

53	All Tax for which the Company has been liable to account has been duly paid within the applicable time limits (insofar as such Tax ought to have been paid).

54	The Company is not liable to pay any interest, fine, surcharge or penalty in connection with Tax to any Tax Authority.

55	The Company has maintained all material records in relation to Tax for such period that it is required to maintain them, and has sufficient records to determine the Tax consequences which would arise, including the amount of any Relief, on any disposal or realisation of any asset owned at the Accounting Date or acquired since that date, but prior to Completion.

56	The Company is not and has not been subject to any investigation, audit, discovery, access order or enquiry (other than routine questions) by any Tax Authority, and the Sellers are not aware of any circumstances existing which make it likely that any enquiry, visit, audit, investigation, discovery or access order will be made.

57	There is no existing dispute between the Company and any Tax Authority and the Sellers are not aware of any circumstances likely to give rise to such a dispute.

58	The Company has properly deducted Tax at source from any payments made (or treated as made) to its officers or employees (including former officers or employees) and accounted to the relevant Tax Authority for all Tax so deducted by it, and the Company has complied with all its reporting obligations in connection with all benefits provided to officers or employees (including former officers or employees).

59	The amount of Tax chargeable on the Company has not, to any material extent, depended on any concession, settlement, agreement or other formal or informal arrangement with any Tax Authority other than a concession or agreement appearing in relevant Legislation or published practice.

60	The Company is not and has not been a close investment-holding company for the purposes of Tax as defined in section 34 of the Corporation Tax Act 2010.

61	All transactions or arrangements entered into or made by the Company have been made on fully arm’s length terms.

62	The Company has fully complied with all provisions of any Legislation relating to value added tax or any other kind of sales tax, has fully complied with all directions and conditions made or imposed pursuant to any of those provisions, and has maintained and obtained full, complete, correct and up-to-date records, invoices and other documents appropriate or requisite for that purpose.

63	The Company is and has since its date of incorporation been resident in the jurisdiction in which it is incorporated for Tax purposes and is not and has never at any time been treated as resident in any other jurisdiction, and no jurisdiction other than the United Kingdom has asserted, alleged or maintained that it is entitled to tax the Company.

64	The Company is not subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.

SCHEDULE 6

COMPLETION ACCOUNTS

FORM

1	The Completion Accounts shall consist of the balance sheet of the Company as at the Completion Date together with the Completion Net Asset Value Statement which will be produced from the Completion Accounts.

2	The Completion Accounts shall be prepared -

(a)	in accordance with accounting principles generally accepted in the United Kingdom (including all applicable Statements of Standard Accounting Practice, Financial Reporting Standards and Abstracts of the Urgent Issues Task Force) under the historical cost convention; and

(b)	subject thereto, on bases and policies consistent with, and applied in the same way as, those adopted and applied in the preparation of the Accounts.

PREPARATION

3	The Buyer shall procure that the Completion Accounts (including the Completion Net Asset Value Statement) shall be prepared and the Completion Net Asset Value calculated in accordance with this Schedule by the Buyer’s Accountants as soon as practicable after Completion and in any event within 40 Business Days after Completion.

4	The Buyer shall procure that the Buyer’s Accountants shall, as soon as practicable after the Completion Accounts (including the Completion Net Asset Value Statement) have been prepared and the Completion Net Asset Value calculated, and in any event within 40 Business Days after Completion report in writing that the Completion Accounts (including the Completion Net Asset Value Statement) have, in their opinion, been prepared in accordance with the provisions of paragraphs 1 and 2 and that the Completion Net Asset Value has been calculated correctly, and shall deliver to the Buyer, the Sellers and the Sellers’ Accountants copies of their report, together with such working papers relating to the preparation of the Completion Accounts (including the Completion Net Asset Value Statement) and the calculation of the Completion Net Asset Value as are necessary or appropriate to understand them.

5	The Sellers’ Accountants shall within 20 Business Days of receipt of the Buyer’s Accountants’ report referred to in paragraph 4, report in writing whether, in their opinion, the Completion Accounts (including the Completion Net Asset Value Statement) have been prepared in accordance with the provisions of paragraphs 1 and 2 and whether the Completion Net Asset Value is correct and, if not, the respects in which they consider the Completion Accounts (including the Completion Net Asset Value Statement) have not been so prepared or the Completion Net Asset Value is incorrect, identifying the amounts or items which are in dispute, and shall deliver copies of their report to the Sellers, the Buyer and the Buyer’s Accountants.

6	Unless the Sellers’ Accountants report in writing within the period specified in paragraph 5 that, in their opinion, the Completion Accounts (including the Completion Net Asset Value Statement) have not been prepared in accordance with the provision of paragraphs 1 to 2 or that the Completion Net Asset Value is not correct, the Completion Accounts (including the Completion Net Asset Value Statement and the Completion Net Asset Value shall (except in the case of manifest error) be conclusive and binding on the Sellers and the Buyer.

7	If, within the period referred to in paragraph 5, the Sellers’ Accountants shall report in writing that, in their opinion, the Completion Accounts (including the Completion Net Asset Value Statement) have not been prepared in accordance with the provisions of paragraphs 1 and 2 or that the calculation of the Completion Net Asset Value is not correct, the Buyer and the Sellers shall use all reasonable endeavours to agree the Completion Accounts (including the Completion Net Asset Value Statement) and the Completion Net Asset Value, but if the Buyer and the Sellers have not agreed the Completion Accounts and the Completion Net Asset Value within 20 Business Days of the date on which the Sellers’ Accountants’ report referred to in paragraph 5 is delivered to the Buyer, either the Sellers or the Buyer may at any time after that date refer the matter or matters in dispute to such independent firm of chartered accountants as they shall agree or, in default of agreement within 5 Business Days of any proposal for the appointment of such accountants, as shall be appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Sellers or the Buyer.

8	The independent firm of chartered accountants referred to in paragraph 7 shall determine the matter or matters in dispute (which may include any dispute involving the interpretation of any provision of this Agreement affecting the Completion Accounts or their jurisdiction to determine the dispute or their terms of reference) acting as experts not as arbitrators and their decision shall be final and binding in the absence of manifest error. Such independent firm of chartered accountants shall be instructed to deliver their determination as soon as practicable to the Sellers and the Buyer and they shall be entitled to instruct valuers, solicitors and other professional advisers to assist them in reaching their determination.

9	The Sellers and the Buyer agree that -

(a)	in endeavouring to finalise the Completion Accounts (including the Completion Net Asset Value Statement) and the Completion Net Asset Value under paragraph 7, they and any accountants appointed shall have regard only to, and they shall instruct such accountants to have regard only to, such matters and facts as are ascertained or capable of conclusive ascertainment on the date of the Sellers’ Accountants’ report referred to in paragraph 5; and

(b)	they shall instruct any accountants appointed under paragraph 7 to determine only the particular aspect of the preparation of the Completion Accounts (including the Completion Net Asset Value Statement) or the ascertainment of the Completion Net Asset Value in dispute and, accordingly, such accountants shall not determine or adjust any other matter or have regard to any fact not directly relating to the matter in dispute.

10	The Buyer shall give such assistance and shall provide access to such information as the Sellers or the Sellers’ Accountants may reasonably require in connection with the preparation of the Completion Accounts (including the Completion Net Asset Value Statement), the calculation of the Completion Net Asset Value; and the Sellers’ shall give such assistance and shall provide access to such information as the Buyer or the Buyer’s Accountants, or, if applicable, the accountants appointed under paragraph 7 may reasonably require in connection with the finalisation of the Completion Accounts (including the Completion Net Asset Value Statement) and the Completion Net Asset Value.

11	The expenses incurred pursuant to paragraphs 3 to 8 (inclusive) shall be payable as follows -

(a)	the Buyer’s Accountants shall be paid by the Buyer;

(b)	the fees of the Sellers’ Accountants shall be paid by the Sellers; and

(c)	the fees of any accountants appointed under paragraph 7 (including the fees of any professional advisers appointed by such accountants as aforesaid) shall be borne by the Sellers and the Buyer in such proportions as the accountants may determine and if either party shall fail to pay such fees in accordance with the provisions of this paragraph, the other may in its absolute discretion pay such fees on the first party’s behalf and the first party shall reimburse the other on demand all costs and expenses incurred by the other in so doing.

12	On agreement or determination of the Completion Accounts (including the Completion Net Asset Value Statement) and the Completion Net Asset Value in accordance with this Schedule 6, the Completion Net Asset Value shall be converted into US dollars at the Conversion Rate.

SCHEDULE 7

PRE-COMPLETION OBLIGATIONS

1	The Sellers shall procure that except with the prior written consent of the Buyer the Company shall not at any time before Completion -

(a)	create, allot, issue, repurchase or redeem any shares or other securities;

(b)	pass any resolution (whether in general meeting or by written resolution);

(c)	declare, make or pay any dividend or other distribution;

(d)	make any change in its business as carried on at the date of this Agreement;

(e)	manage its business otherwise than in accordance with its trading policies and practices current at the date of this Agreement as disclosed to the Buyer, except as may be necessary to comply with any changes in Legislation;

(f)	do or omit to do anything which will or might adversely affect the financial position or goodwill of its business;

(g)	dispose of, whether by one or a series of transactions, the whole or a substantial part of its business, undertaking or assets;

(h)	dispose of any material asset;

(i)	incur any capital expenditure;

(j)	acquire, whether by one or a series of transactions, the whole or a substantial part of the business, undertaking or assets of another person;

(k)	enter into any contract or commitment for an amount exceeding in any one instance £5,000 or which by its terms is capable of lasting more than 6 months, or which is in any way otherwise than in the ordinary course of its business;

(l)	amend, extend, renew or terminate any material agreement or arrangement to which it is a party;

(m)	enter into any transaction other than on arm’s length terms and for full and proper consideration;

(n)	make any payment or incur any liability to or enter into agreement or arrangement with the Sellers or any Connected Person of the Sellers;

(o)	enter into any lease, hire purchase or similar agreement or arrangement for payment on deferred terms;

(p)	grant, modify, agree to terminate or permit the lapse of any Intellectual Property Rights;

(q)	take, amend, renew or prematurely repay any loan, borrowing or other form of funding, financial facility or assistance;

(r)	create or allow to subsist any Encumbrance over any of its assets or undertaking;

(s)	make any loan to any person or grant any financial facility or assistance to, or guarantee or indemnity for, any person;

(t)	commence, settle or discontinue any legal proceedings or arbitration or settle or release any claim, demand or dispute or waive any right in relation to any of the foregoing;

(u)	enter into, amend or terminate any joint venture, partnership or agreement or arrangement for the sharing of any profits or assets;

(v)	enter into any death, retirement, profit sharing, bonus, share option, share incentive or other scheme for the benefit of any of its directors, officers or employees, or make any variation to any existing scheme;

(w)	permit or suffer any of its insurances in respect of any of its assets or its business to lapse or do anything which would make any policy of insurance void or voidable; or

(x)	enter into any agreement or obligation to do anything prohibited by paragraph l(a) to (w) inclusive.

Nothing in this paragraph shall prevent the Company from declaring a dividend in favour of Nicholas Bell up to an amount of £60,000.

2	Until Completion the Sellers shall -

(a)	procure that the business of the Company is conducted in the ordinary course in accordance with all applicable legal and other requirements (in the relevant parts of the world in which that business is carried on);

(b)	ensure that all amounts due to creditors of the Company are paid on a basis consistent with its established custom and practice;

(c)	use all reasonable endeavours to procure that the Completion Net Asset Value is nil;

(d)	take all reasonable steps to ensure that the ICT Systems are maintained in a proper state of repair and good working order and condition, fair wear and tear excepted; and

(e)	procure that the Buyer and its agents and representatives are given full access to and permitted to inspect the records and other documents of the Company at all reasonable times, and promptly upon request furnish such information regarding the Company and its affairs as the Buyer may require, in either case without any charge to the Buyer.

SCHEDULE 8

RESTRICTIVE COVENANTS

PART 1 - INTERPRETATION

1	In this Schedule -

‘Restricted Business’ means any business similar to or competing with any business which is on the Completion Date, or was at any time within 1 year before the Completion Date, carried on by the Company; and

‘the Restricted Territory’ means the United Kingdom and the United States of America.

PART 2 - RESTRICTIONS

2	The Sellers shall not and each of the Sellers shall severally procure that each of its Connected Persons shall not -

(a)	for a period of 2 years from the Completion Date directly or indirectly carry on or be engaged or interested in any way in a Restricted Business, within the Restricted Territory except as provided by Part 3 of this Schedule;

(b)	for a period of 2 years from the Completion Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit or entice, or endeavour to solicit or entice, away from the Company any of its directors or its employees;

(c)	for a period of 2 years from the Completion Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit, or endeavour to solicit, from any person who at any time within 1 year before the Completion Date was a customer of the Company any business in connection with a Restricted Business;

(d)	at any time after Completion disclose to any person or directly or indirectly use, or attempt so to use, for any purpose any information concerning the Company or its business or affairs, except -

(i)	to the extent required by law or any Competent Authority;

(ii)	to its professional advisers under circumstances of confidentiality and only to the extent necessary for any lawful purpose of the Sellers; or

(iii)	to the extent that the information is on the date of this Agreement or after that date becomes public knowledge otherwise than through improper disclosure by any person; or

(e)	at any time after Completion directly or indirectly use, or attempt to use, for any purpose -

(i)	any name which is identical to or confusingly or deceptively similar to any name at present used by the Company as its corporate name or as a name under which it carries on business; or

(ii)	any trade mark, design, domain name or logogram (whether or not forming part of the Company Intellectual Property) which is identical to or confusingly or deceptively similar to any trade mark, design, domain name or logogram used by the Company at any time within twelve months before the Completion Date.

3	In addition to the covenants at paragraph 2(a) to (e) above, Nicholas Bell and Bellsolve agree that neither he nor Bellsolve will carry out any of the activities described therein for a period of six months following the termination of Bellsolve’s membership of LTI, Liquid Trading Institutional or any other member of the Buyer’s Group.

4	The Sellers shall take all such steps as shall from time to time be necessary to ensure compliance with paragraph 2 by the Company’s employees and agents.

PART 3 – EXEMPTION

5	Nothing contained in Part 2 of this Schedule shall prevent either of the Sellers from owning or acquiring for the purposes of investment not more than 1 per cent, of any class of shares or other securities of any undertaking listed on a recognised investment exchange as such term is defined in section 285 of the Financial Services and Markets Act 2000.

SCHEDULE 9

INTEGRATION SERVICES

The Integration Services shall comprise the management of the Integration and such other related services as shall reasonably be required by the Buyer.

SCHEDULE 10

INTERPRETATION

1	In this Agreement, unless the context otherwise requires -

‘the Accounting Date’ means 31 March 2011;

‘the Accounts’ means annual accounts of the Company for the financial year ended on the Accounting Date, including the notes on them and the auditor’s and directors’ reports and other documents required by law to be annexed or attached to them;

‘Business Day’ means a day, except a Saturday or a Sunday, on which banks in the City of London and New York are open for business generally;

‘the Buyer’s Group’ means the group of companies comprising the Buyer, its ultimate holding company and any entity in which such holding company or any of its members have, directly or indirectly from time to time, any membership interest or an ownership interest of at least 10 per cent;

‘Buyer’s Accountants’ means BDO LLP of 55 Baker Street, London W1U 7EU or such other firm of accountants as may be determined by the Buyer and notified in writing to the Sellers;

‘Buyer’s Tax Group’ means the Buyer and any other company or companies which are from time to time treated as members of the same group as, or otherwise connected or associated in any way with, the Buyer for any Tax purposes;

‘the Buyer Solicitors’ means Reed Smith LLP, Ref: JFW/JEB/JB505706.00001;

‘Claim’ means a Warranty Claim, a Tax Claim and Indemnity Claim or for any other breach of the terms of this Agreement;

‘the Company’ means Fundsolve Limited, particulars of which are set out in Schedule 2;

‘the Company Intellectual Property’ means all Intellectual Property Rights owned, used, enjoyed, exploited or held for use by the Company at the date of this Agreement including all rights in the Software and all rights of the Company under the IP Licences and the ICT Contracts;

‘Competent Authority’ means any national, supra-national, state, municipal or local government (including any court, commission, agency, authority or other body or entity exercising powers on behalf of any of the same) or any quasi-governmental or private body or entity exercising any governmental or quasi-governmental authority or any body or entity exercising regulatory authority pursuant to any legislation, including the European Union and the European Commission;

‘Completion’ means the completion of the sale and purchase of the Shares in accordance with the provisions of clause 5;

‘Completion Accounts’ means the accounts to be prepared in accordance with Schedule 6;

‘the Completion Date’ means the date on which Completion takes place;

‘Completion Net Asset Value’ means the Net Asset Value of the Company as at Completion calculated by reference to the Completion Net Asset Value Statement;

‘Completion Net Asset Value Excess’ shall have the meaning set out in clause 6.2(a);

‘Completion Net Asset Value Shortfall’ shall have the meaning set out in clause 6.2(b);

‘Completion Net Asset Value Statement’ means the statement of the Net Asset Value of the Company as at the Completion Date prepared in accordance with Schedule 6;

‘Connected Person’ means, in relation to any person, a person who is connected with that person within the meaning of section 1122 CTA 2010 or section 993 of the Income Tax Act 2007;

‘Consent’ includes any licence, permit, consent, approval, authorisation, agreement, permission, waiver, order or exemption;

‘the Consideration’ means the consideration payable for the Shares pursuant to clause 4;

‘the Consideration Date’ has the meaning set out in clause 4.1;

‘the Consideration Shares’ means the membership or other equity interests to be issued by the Buyer to the Sellers under clause 4;

‘Control’, in relation to a body corporate, means the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person -

(i)	by means of the holding of shares, or the possession of voting power, in relation to that or any other body corporate; or

(ii)	by virtue of any powers conferred by the constitutional documents or any other document regulating that or any other body corporate;

and a ‘Change of Control’, in relation to a body corporate, occurs if any person who Controls it ceases to do so or if any person, acquires Control of it;

‘Conversion Rate’ means the spot selling and buying mid-market closing rate for a transaction between pound sterling and US dollars as quoted by the London edition of the Financial Times on any date on which a conversion rate is to be determined in accordance with this Agreement, or, if no such rate is quoted on that date, on the first preceding day on which such rates are quoted by the Financial Times;

‘Disclosed’ has the meaning given to it in clause 8.2;

‘the Disclosure Letter’ means a letter of the same date as this Agreement addressed by the Sellers to the Buyer for the purpose of clause 8.2;

‘Encumbrance’ means any encumbrance, mortgage, charge, assignment, pledge, lien, option, right of pre-emption, right of first refusal, right of set-off, retention of title or hypothecation howsoever arising, or any interest or equity of any person which has the effect of granting a security interest of any kind whatsoever, and any agreement, whether conditional or otherwise, to create any of the foregoing;

‘Event’ includes (without limitation), the expiry of a period of time, any transaction (including the execution and completion of all provisions of this Agreement), event, act or omission whatsoever, and any reference to an Event occurring on or before a particular date shall include Events which for Tax purposes are deemed to have, or are treated or regarded as having, occurred on or before that date;

‘Exchange Act’ has the meaning set out in clause 4.1(a);

‘Heads of Terms’ means the Heads of Terms entered into between the Sellers and the Buyer on 8 February 2012;

‘Holding Company’ has the meaning set out in clause 4.5;

‘Flotation’ has the meaning set out in clause, 4.1;

‘ICT Contracts’ means all contracts and arrangements relating to the licensing of the ICT Systems and the provision of computer maintenance and support, web site hosting, data back-up, disaster recovery, facilities management and bureau and on-line services to the Company which are in effect on the date of this Agreement including the contracts and arrangements listed in Part 2 of Schedule 3;

‘ICT Systems’ means all computer, communications, data processing, electronic and electronic control systems (whether digital or analogue) used by the Company on the date of this Agreement for receiving, processing, storing or transmitting data or instructions, including all website, intranet and extranet files and connections, all computer-aided design and manufacturing equipment and all hardware, software and firmware components of all such systems;

‘Indemnity Claim’ means a claim under clause 16 or clause 17;

‘Integration’ means the Integration of the Company’s software into the systems of the Buyer’s Group;

‘Integration Period’ means the period during which the Parties shall work together to integrate the Company’s software into the systems of the Buyer’s Group;

‘Integration Services’ means the Services to be performed by Nicholas Bell on behalf of Bellsolve Limited as set out in Schedule 9;

‘Intellectual Property Rights’ means all industrial and intellectual property rights including patents, registered and unregistered trademarks and service marks, trade, brand and business names, registered designs and unregistered design rights, copyright, database rights, moral rights (including all such rights in computer software and databases, firmware and other digital material), domain names, all rights protecting confidential and proprietary knowledge and information, applications for any of the foregoing, the right to sue for past infringements and the right to apply for or claim priority in respect of any of the foregoing anywhere in the world and all rights of protection of a similar nature to any of the foregoing or having equivalent effect anywhere in the world;

‘the IP Licences’ means all licences, agreements, arrangements, authorisations and permissions in any form whatsoever whether express or implied relating to the use, enjoyment and exploitation -

(a)	by the Company of any Intellectual Property Rights at the date of this Agreement; and

(b)	by any third party of the Company Intellectual Property;

in effect on the date of this Agreement including those listed in Part 1 of Schedule 3 but excluding the ICT Contracts;

‘Legislation’ includes all Acts of Parliament, all applicable provisions of the Treaties constituting the European Community, the European Union and the European Economic Area and all orders and regulations made pursuant to such an Act or Treaty or otherwise having the force of law and all other laws and regulations applicable to the Company in any jurisdiction;

‘LT Institutional’ has the meaning set out in clause 7.5;

‘Management Accounts’ means the unaudited management accounts of the Company comprising a balance sheet as at 31 January 2012 and a profit and loss account for the period which commenced on 1 April 2011 and ended on 31 January 2012, a copy of which is annexed to the Disclosure Letter;

‘Merger’ has the meaning set out in clause 4.1 (a);

‘Public Merger Entity’ means a corporation or other business entity which, for at least the 18 months immediately prior to the consummation of the Merger, was required to file or voluntarily filed, and immediately after the consummation of the Merger shall be required to file or shall continue to voluntarily file, with the United States Securities and Exchange Commission all reports and other information required by Section 13(a) or 15(d) under the Exchange Act, within the time frames required thereby.

‘Net Asset Value’ means the value of the current assets of the Company (which shall not include the value of any rights in the Software) less the value of the liabilities and provisions of the Company;

‘Post-Completion Services’ has the meaning set out in clause 7.5;

‘Relief’ means any relief, loss, allowance, claim, credit, deduction or set-off given, claimed, claimable, due or available pursuant to any Legislation relating to Tax, or any set-off or deduction in computing income, profits or gains for the purposes of any Tax and any right to repayment;

‘Restricted Business’ has the meaning attributed to that expression in paragraph 1 of Schedule 8;

‘Restricted Territory’ has the meaning attributed to that expression in paragraph 1 of Schedule 8;

‘the Retained Consideration Shares’ has the meaning set out in clause 4.4;

‘Securities Act’ has the meaning set out in clause 4.9(a);

‘Sellers’ Accountants’ means Gerald Edelman of 25 Harley Street, London WIG 9BR or such other firm of accountants as may be determined by the Sellers and notified in writing to the Buyer;

‘the Shares’ means all the issued shares in the Company;

‘the Software’ means the software belonging to or in the possession of the Company or licensed to its clients including without limitation that which is known as “Nemos” (prior to any improvements or enhancements, and prior to any integration with the products of any member of the Buyer’s Group, developed after the beginning of the Integration Period);

‘Tax’ means all taxes, duties, levies, social security contributions, imposts, charges, deductions and withholdings of any nature whatsoever, whether created or imposed in the United Kingdom or elsewhere and at whatever time created or imposed which are collected and administered by any Tax Authority and any amounts payable in respect of Tax, in all cases together with all incidental or supplemental penalties, charges, interest, fines, default surcharges and costs;

‘Tax Authority’ means any taxing, governmental, local governmental, fiscal or other authority (whether within or outside the United Kingdom) competent to impose, assess, administer or collect any Tax including HM Revenue & Customs;

‘Tax Claim’ means a claim for breach of the Tax Warranties or a claim under the Tax Indemnity;

‘Tax Indemnity’ means the covenant set out in clause 11.1 of this Agreement;

‘Tax Warranties’ means the Warranties set out in Part 8 of Schedule 5 to this Agreement and any other Warranties in so far as they relate to Tax;

‘TUPE Regulations’ means the Transfer of Undertakings (Protection of Employment) Regulations 2006

‘Warranty Claim means a claim for breach of any of the Warranties other than the Tax Warranties; and

‘the Warranties’ means the representations and warranties contained in Schedule 5.

2	In this Agreement, unless the context otherwise requires -

(a)	a reference to a statute, statutory provision or EC Directive includes a reference to-

(i)	that statute, provision or EC Directive as amended, re-enacted, replaced or modified on the date of this Agreement;

(ii)	any order, statutory instrument, regulation or other subordinate legislation made from time to time under the relevant statute or EC Directive;

(b)	a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English legal term and a reference to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

(c)	a reference to a document ‘in the agreed form’ is a reference to the form of that document signed or initialled for identification purposes by or on behalf of the parties to this Agreement;

(d)	a reference to ‘writing’, or any cognate expression, is a reference to any mode of representing or reproducing words in a visible, non-transitory form (but does not include a reference to e-mail or other mode of representing or reproducing words in electronic form);

(e)	where any statement in this Agreement or in the Disclosure Letter is qualified by the expression ‘so far as the Sellers are aware’ or ‘to the best of the knowledge of the Sellers’, or any cognate expression, that expression shall be deemed to include an additional statement that it has been made after due and careful enquiry, and the Sellers shall be deemed to have knowledge of anything of which they ought reasonably to have had knowledge had such due and careful enquiries been made;

(f)	any phrase introduced by the terms ‘including’ or ‘in particular’, or any cognate expression, shall be construed as illustrative and not limiting of any preceding words;

(g)	a reference to a ‘person’ includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking or organisation (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(h)	a reference to ‘a party’ is a reference to a party to this Agreement; and

(i)	a reference to a clause or a Schedule is a reference to a clause of or a Schedule to this Agreement; a reference to a paragraph (unless otherwise stated) is a reference to a paragraph of the Schedule in which the reference appears; and a reference to this Agreement includes a reference to each Schedule,

Signed by Brian Ferdinand, Authorised Signatory, for and on behalf of	) )

Liquid Holdings Group, LLC	)

Signed by	)
Darren Davy	)

Signed by	)
Nicholas Bel]	)

Signed by Nicholas Bell,	)
Director, for and on behalf of	)
Bellsolve Limited	)

Signed by Brian Ferdinand,	)
Authorised Signatory, for and on behalf of	)
Liquid Holdings Group, LLC	)

Signed by	) )
Darren Davy

Signed by	)
Nicholas Bell	)

Signed by Nicholas Bell,	)
Director, for and on behalf of	)
Bellsolve Limited	)

Signed by Brian Ferdinand,	)
Authorised Signatory, for and on behalf of	)
Liquid Holdings Group, LLC	)

Signed by	)
Darren Davy	)

Signed by Nicholas Bell	) )

Signed by Nicholas Bell,	)
Director, for and on behalf of	)
Bellsolve Limited	)